UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

6 May 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Cover letter
2.	Media release
3.	Investor Presentation
4.	Key Performance Indicators
5.	Appendix 7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 6 May 2011	By:	/s/ Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary

Craig Mulholland Level 7 Purple Telecom Place 167 Victoria Street Private Bag 92028 Auckland 1010 New Zealand	T +64 9 359 6413 F +64 9 303 3430 E craig.mulholland@telecom.co.nz www.telecom.co.nz

Listed Company Relations

NZX Limited

Level 2, NZX Centre

Wellington

6 May 2011

RE: ELECTRONIC LODGEMENT – TELECOM Q3 FY11 TRADING UPDATE

Dear Sir/Madam

Please find attached the following documentation in relation to Telecom’s Q3 FY11 Trading Update, for release to the market:

1. Media Release

2. Investor Presentation

3. Key Performance Indicators

4. Appendix 7

Telecom’s Chief Executive Officer, Paul Reynolds and Chief Financial Officer, Nick Olson, will discuss the Q3 FY11 trading update at 10:00am New Zealand time today.

This Announcement will also be released to the Australian and New York Stock Exchanges.

Yours sincerely

Craig Mulholland

Group Company Secretary

Telecom Corporation of New Zealand Limited

Stock Exchange Announcement 6 May, 2011

TELECOM TRADING UPDATE – Q3 FY2010/11

Telecom has today released its trading update for the quarter ended 31 March 2011.

The trading update provides analysts and investors with certain non-financial key performance indicators for the quarter. Telecom’s full year results, including financial performance, will be disclosed on 19 August 2011.

“A continued strong focus on operational excellence and cost control means we remain on track to deliver our full year earnings guidance and indeed we have improved the Group Capex outlook,” said Telecom CEO Paul Reynolds.

“We now expect full year Capex to be within the $900m to $930m range for the FY11 financial year, down from the $950m to $1.0bn indicated previously. In addition, we have also introduced Capex guidance for FY12, indicating that Capex for that period will be no more than $750m. Guidance for FY13 has been withdrawn.

“This reduction comes as we complete significant multi-year programmes of investment, such as the XT mobile network and fibre-to-the-node, and look to bring our Capex-to-sales ratio closer to that of our international peers.

“We will drive more efficient investment through avoiding duplication and waste, along with ensuring investment delivers products and services that New Zealanders want as well as generating appropriate returns.

“The XT mobile network continues to grow strongly and we now have over one million customers on XT, representing around 51% of our total mobile base, and 77% of our mobile revenue.

“The Access base remains steady with relatively low levels of fixed to mobile substitution by international standards, and Telecom’s broadband base continues to grow with more than one million customers on the Telecom network,” said Dr Reynolds.

Telecom New Zealand has also today announced a Q3 dividend of 3.5c per share, with full imputation. The Dividend Reinvestment Plan (DRP) and on-market buy back have been suspended due to the current status of UFB negotiations.

GUIDANCE

Financial guidance does not reflect any impact from the Government’s Ultra-fast Broadband initiative, which is likely to reshape the industry.

•	FY11 Guidance

•	Adjusted EBITDA of $1.72bn to $1.78bn

•	Depreciation and amortisation of $1.00bn to $1.06bn

•	Effective tax rate of around 33%

•	Adjusted Net Earnings of $330m to $370m

•	Capex of $900m to $930m (previously $950m to $1.0bn)

•	FY12 Guidance

•	Adjusted EBITDA to increase by $20m to $80m

•	Effective tax rate of 25% to 28%

•	Capex of no more than $750m

•	FY 13 Guidance

•	FY13 Guidance has been withdrawn reflecting the announcement to deliver the FY13 Capex target one year early and UFB uncertainty

CONFERENCE CALL

Investors and Analysts are invited to join a teleconference with Telecom’s Chief Executive, Paul Reynolds who will discuss the key performance indicators and answer questions.

DATE:	Friday 6 May 2011

TIME:	8 am (Australian time) 10.00 am (New Zealand time)

Country	Date	Time	Dial In
New Zealand	06/05/2011	10:00am	0800 440 246
Australia	06/05/2011	08:00am AEST	1800 730 235
USA	05/05/2011	06:00pm EST	1 877 941 2068
Hong Kong	06/05/2011	06:00am HKT	800 908 530
Singapore	06/05/2011	06:00am SGT	800 616 3007
Japan	06/05/2011	07:00am JST	00531 252 004
UK	05/05/2011	11:00pm GMT	0800 358 5267

Please dial into the teleconference 5 minutes before the start of the presentation.

An archive of the conference call will be available for replay later at http://investor.telecom.co.nz/

- ENDS -

For investor relations queries, please contact:

Mark Laing

Head of Investor Relations

+64 (0) 272 275 890

For media queries, please contact:

Ian Bonnar

Corporate Communications Manager

+64 (0) 27 215 7564

2

TELECOM NEW ZEALAND Q3 FY11 TRADING UPDATE Chief Executive Officer – Paul Reynolds

•
Guidance changes
•
FY11 Capex guidance of $900m to $930m
•
FY12 Capex guidance of no more than $750m
•
FY13 Guidance withdrawn
•
Feb 2011 Earthquake – Insurance to cover significant impact
•
$13m insurance excess
•
Solid performance in fixed line access and broadband
•
1.1m XT mobile connections, customer satisfaction increasing
•
Final binding Ultra Fast Broadband bid submitted
•
Telecom and Vodafone joint bid selected by the government to deliver
Rural Broadband Initiative
•
Q3 dividend of 3.5 cps
•
Southern Cross Dividend of $23m vs $14m in Q3 FY10
Q3 KEY MESSAGES

STRATEGY UPDATE – VISION 2013
•
Increasingly competitive operating environment
•
Customer satisfaction improving
•
Focus on free cash flow through capital intensity and reducing cost base while maintaining customer focus
•
Re-organisation of the business to prepare for a fibre based world
•
Smaller, more focused executive team
•
Increased focus on product and process to remove
duplication
•
Greater alignment of Chorus and Wholesale
•
Intense focus on optimising capex and opex

CAPEX
1400
1200
1000
800
600
400
200
0
$M
FY08
FY09
FY10
FY11 (Est)
FY12 (Est)
Business Sustaining
Transformation & Regulation

CAPEX
1,500
1,250
1,000
750
500
250
$M
1,313
1,183
1,060
915
750
750
FY08
FY09
FY10
FY11
FY12
FY13
Revised Guidance
Transformation Plan Guidance

•
FY11 Capex of $900m to $930m*, including
Christchurch earthquake impacts
•
FY12 capex no more than $750m*
•
On track to achieve FY13 target one year early
•
Sustainable reduction driven through:
•
Completion of FTTN in Dec 2011
•
Reduction in Operational Separation spend as
key milestones have been met
•
Nearing completion of build of managed
ethernet backhaul deal
•
Lower capital intensity in Australia following the
sale of AAPT Consumer
•
Management focus on high return projects
•
Improved efficiency and minimising duplication
CAPEX
*Excluding the impacts of UFB
Note – Assumes mid point of guidance

•
Network fully operational and stable
•
Insurance to cover significant impact
•
Final costs and insurance recovery under assessment
•
$13m insurance excess
•
Earthquake impacts to be treated as an adjusting item
•
Insurance recovery unlikely to be recognised until FY12
CHRISTCHURCH – FEBRUARY EARTHQUAKE

•
Fixed line access performance solid
•
Access lines steady
•
Low levels of fixed to mobile
substitution
•
Lines continue to shift from Retail to
Wholesale
•
Steady UCLL growth with increasing
points of presence
•
Approx. 27,000km of fibre deployed
•
FTTN on track for completion by Dec
2011
ACCESS TRENDS

•
Total market connections continue to grow
at ~10% to 12%
•
Growth in mobile broadband having
limited impact on fixed line broadband
•
Telecom focus on value and margin
•
Retail share of growth increased over
Q2 following the launch of new bundles
•
Retail share 53%
BROADBAND TRENDS
Note – Q3 data is based on a combination of IDC and Telecom
estimates. “Other Network” assumed to be constant in quarter.
All UCLL connections are assumed to be Broadband connections.
Includes all fixed line and cable Broadband, excludes mobile
Broadband

NZ MOBILE MARKET NET CONNECTION GROWTH
Net Connections ('000)
150
100
50
0
(50)
(100)
(150)
Q3 FY10
Q4 FY10
Q1 FY11
Q2 FY11
Q3 FY11
Telecom
Vodafone
2 Degrees

MOBILE TRENDS
•
Focus on acquiring on high value customers
•
Telecom connections up 1k in Q3
•
Postpaid base up 6k
•
Prepaid connection down 5k
•
1.1m XT connections, 51% of base
•
Customer perception continues to improve
•
New consumer plans launched
•
Strong Gen-i acquisition based on quality of
network and ICT relationships
•
Smartphone penetration growing steadily
•
Market remains highly competitive
•
MTR finalised, Telecom focused on
adding value to plans

GOVERNMENT BROADBAND INITIATIVES (UFB/RBI)
•
Ultra Fast Broadband (UFB)
•
Submitted final binding proposal which meets the key components of the UFB vision
•
Due to the competitive nature of this process we retain a
degree of caution
•
Focus now shifts to preparation for the UFB environment
•
De-merger if we are selected as UFB partner; or
•
Competing with new entrants in the access business
•
Rural Broadband Initiative (RBI)
•
Telecom and Vodafone selected by the government to deliver
broadband to rural NZ
•
Telecom will deliver an open access fibre network designed around schools, cell towers, cabinets and exchanges
•
Retail and Gen-i to offer mobile on open access towers
•
Work begins in July 2011

GUIDANCE CHANGES
•
Guidance changes driven by Vision 2013 and UFB uncertainty
•
Revised guidance provides insight into operational performance on a status quo basis, prior to UFB announcement
•
FY11 Capex guidance lowered again
•
Expected to be $900m to $930m
•
FY12 Capex guidance issued
•
Expected to be no more than $750m
•
FY13 guidance withdrawn, reflecting
•
Announcement to deliver FY13 capex target one year early
•
UFB uncertainty

GUIDANCE
•
This financial guidance does not reflect any impact from the Government’s
Ultra Fast Broadband initiative, which is likely to reshape the industry
•
FY11 Guidance
•
Adjusted EBITDA of $1.72 billion to $1.78 billion
•
Depreciation and amortisation of $1.00 billion to $1.06 billion
•
Effective tax rate of around 33%
•
Adjusted Net Earnings of $330 million to $370 million
•
Capex of $900m to $930m, (previously $950m to $1.0bn)
•
FY12 Guidance
•
Adjusted EBITDA to increase by $20 million to $80 million
•
Effective tax rate of 25% to 28%
•
Capex of no more than $750m

DISCLAIMER
Forward-Looking Statements
This presentation includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of
1995 regarding future events and the future financial performance of Telecom. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed in the first half management commentary and in the risk factors and forward-looking statement disclaimer in Telecom’s annual report on Form 20-F for the year ended 30 June 2010 which was filed with the U.S. Securities and Exchange Commission.  Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.
Non-GAAP Financial Measures
Telecom results are reported under International Financial Reporting Standards (IFRS).  The non-GAAP financial measures used in this presentation includes, but are not limited to:
Earnings before interest, tax, depreciation and amortisation (‘EBITDA’).  Telecom calculates EBITDA by adding back/(deducting) depreciation, amortisation, finance expense/(income), share of associates’ (profits)/loss and taxation expense to net earnings/(loss) from continuing operations; and
Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs; and
Telecom believes that these non-GAAP financial measures provide useful information, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS.

TELECOM NEW ZEALAND Q3 FY11 TRADING UPDATE Chief Executive Officer – Paul Reynolds

Telecom Group KPIs - Q3 FY11

	Q3 FY09	Q4 FY09	Q1 FY10	Q2 FY10	Q3 FY10	Q4 FY10	Q1 FY11	Q2 FY11	Q3 FY11
Access lines
Retail	1,256	1,229	1,207	1,191	1,171	1,146	1,120	1,099	1,082
Gen-i	86	84	83	82	81	80	79	78	77
Wholesale	308	326	344	352	363	374	393	402	409
UCLL lines	30	37	41	47	57	67	71	76	81
Other lines (non voice access lines and lines consumed internally)	128	121	120	116	118	116	126	137	142

Total access lines (000)	1,808	1,797	1,795	1,788	1,790	1,783	1,789	1,792	1,791

Broadband and dial up connections
Retail	519	531	545	559	571	579	581	580	587
Gen-i	19	20	19	19	19	19	19	19	19
Wholesale	277	285	294	296	304	312	330	342	353
UCLL	30	37	41	47	57	67	71	76	81

Total Broadband connections (000)	845	873	899	921	951	977	1,001	1,017	1,040

Dial up connections (000)	141	122	114	107	100	93	87	82	79

Mobile connections
NZ Group customers at period end
Postpaid	858	856	861	859	864	840	830	829	833
Prepaid	1,381	1,309	1,368	1,431	1,407	1,312	1,305	1,347	1,342
Internal postpaid	13	21	21	20	20	19	17	16	18

Total mobile customers (CDMA & XT) (000)	2,252	2,186	2,250	2,310	2,291	2,171	2,152	2,192	2,193

XT customers at period end
XT Postpaid	—	66	175	267	311	369	442	518	563
XT Prepaid	—	27	67	200	284	343	397	492	552

Total XT customers (000)	—	93	242	467	595	712	839	1,010	1,115

Data only devices (000)	78	81	86	101	120	133	137	143	160

FTE
Group
FTE Permanent	8,453	8,421	8,313	8,350	8,439	8,393	8,102	7,863	8,059
FTE Contractors	641	546	591	651	732	622	677	710	779

FTE Total	9,094	8,967	8,904	9,001	9,171	9,015	8,779	8,573	8,838	[1]

Other Financial Information
Southern Cross dividend ($m)	40	—	35	9	14	5	29	10	23
Dividend per share (cents)	6.0	6.0	6.0	6.0	6.0	6.0	3.5	3.5	3.5

[1]	Q3 FY11 FTEs increased by 265, driven by in-sourcing of 311 IT support staff

APPENDIX 7 – NZSX Listing Rules

EMAIL: announce@nzx.com

Number of pages including this one (Please provide any other relevant details on additional pages): 1

Notice of event affecting securities

Full name of Issuer: TELECOM CORPORATION OF NEW ZEALAND LIMITED

Name of officer authorised to make this notice: NICK OLSON

Authority for event, e.g. Directors' resolution: DIRECTORS' RESOLUTION

Contact phone number: (09) 358 6933

Contact fax number: (09) 303 3430

Date: 6 / 5 / 2011

Nature of event
Tick as appropriate

Bonus Issue [ ] If ticked, state whether: Taxable [ ] / Non Taxable [ ] Conversion [ ] Interest [ ] Rights Issue Renouncable [ ]

Rights Issue non-renouncable [ ] Capital change [ ] Call [ ] Dividend [X] If ticked, state whether: Interim [X] Full Year [ ] Special [ ] DRP Applies [ ]

EXISTING securities affected by this

Description of the class of securities: ORDINARY SHARE

ISIN: NZ TELE0001S4
If unknown, contact NZX

Details of securities issued pursuant to this event

Description of the class of securities:

ISIN:
If unknown, contact NZX

Number of Securities to be issued following event:

Minimum Entitlement:

Ratio, e.g (1) for (2): for

Treatment of Fractions:

Tick if pari passu [ ] OR provide an explanation of the ranking:

Monies Associated with Event

In dollars and cents

Amount per security (does not include any excluded income): $0.035

Source of Payment: RETAINED EARNINGS

Excluded income per security (only applicable to listed PIEs):

Currency: NZD

Supplementary dividend details - NZSX Listing Rule 7.12.7

Amount per security in dollars and cents: $0.006176

Total monies: $67,362,728

Date Payable: 3 June, 2011

Taxation

In the case of a taxable bonus issue state strike price: $

Resident Withholding Tax: $0.001500

Imputation Credits (Give details): $0.015000

Foreign Withholding Tax: $

FWP Credits (Give details):

Timing (Refer Appendix 8 in the NZSX Listing Rules)

Record Date 5pm
For calculation of entitlements - 20/05/11 AUST & NZ; 19/05/11 USA

Notice Date
Entitlement letters, call notices, conversion notices mailed

Allotment Date
For the issue of new securities. Must be within 5 business days of application closing date.

Security Code:

Security Code:

NZX

APPENDIX 7 – NZSX Listing Rules EMAIL: announce@nzx.com Notice of event affecting securities Number of pages including this one (Please provide any other relevant 1 NZSX Listing Rule 7.12.2. For rights, NZSX Listing Rules 7.10.9 and 7.10.10. details on additional pages) For change to allotment, NZSX Listing Rule 7.12.1, a separate advice is required. Full name TELECOM CORPORATION OF NEW ZEALAND LIMITED of Issuer Name of officer authorised to Authority for event, NICK OLSON DIRECTORS’ RESOLUTION make this notice e.g. Directors’ resolution Contact phone Contact fax (09) 358 6933 (09) 303 3430 6 5 2011 number number Date Nature of event Bonus If ticked, Rights Issue Tick as appropriate Issue state whether: Taxable / Non Taxable Conversion Interest Renouncable Rights Issue Capital Call Dividend If ticked, state Full non-renouncable change v whether: Interim v Year Special DRP Applies EXISTING securities affected by this If more than one security is affected by the event, use a separate form. Description of the ISIN ORDINARY SHARE NZ TELE0001S4 class of securities If unknown, contact NZX Details of securities issued pursuant to this event If more than one class of security is to be issued, use a separate form for each class. Description of the ISIN class of securities If unknown, contact NZX Number of Securities to Minimum Ratio, e.g be issued following event Entitlement 1 for 2 for Conversion, Maturity, Call Treatment of Fractions Payable or Exercise Date Enter N/A if not applicable Tick if provide an pari passu OR explanation Strike price per security for any issue in lieu or date of the Strike Price available. ranking Monies Associated with Event Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money. In dollars and cents Source of RETAINED EARNINGS Amount per security $0.035 Payment (does not include any excluded income) Excluded income per security (only applicable to listed PIEs) NZD Supplementary Amount per security $0.006176 Currency dividend in dollars and cents details -NZSX Listing Rule 7.12.7 $67,362,728 Date Payable 3 June, 2011 Total monies Taxation Amount per Security in Dollars and cents to six decimal places In the case of a taxable bonus Resident Imputation Credits $ $0.001500 $0.015000 issue state strike price Withholding Tax (Give details) Foreign FWP Credits $ Withholding Tax (Give details) Timing (Refer Appendix 8 in the NZSX Listing Rules) Record Date 5pm Application Date For calculation of entitlements - Also, Call Payable, Dividend / Interest Payable, Exercise Date, 20/05/11 AUST & NZ; 19/05/11 USA 03/06/11 AUST & NZ; 10/06/11 USA Conversion Date. In the case of applications this must be the last business day of the week. Notice Date Allotment Date Entitlement letters, call notices, For the issue of new securities. conversion notices mailed Must be within 5 business days of application closing date. OFFICE USE ONLY Ex Date: Commence Quoting Rights Security Code: Cease Quoting Rights 5pm: Commence Quoting New Securities Security Code: Cease Quoting Old Security 5pm: